Exhibit 4.18

AMENDMENT NO. 1 TO PURCHASE AGREEMENT

This AMENDMENT NO. 1 (this “Amendment”) to the Stock Purchase Agreement (the “Purchase Agreement”), dated as of September 20, 2024, by and among Telix Pharmaceuticals (US) Inc., a Delaware corporation (the “Buyer”), RLS Group Ltd., a Bahamian international business company (“Seller”), RLS (USA) Inc., a Delaware corporation (the “Company”) and Perceptive Credit Holdings III, LP (the “Indemnity Participant”) is entered into as of January 27, 2025 (the “Effective Date”).  The Company, Buyer, and Indemnity Participant are each referred to as a “Party” and collectively as the “Parties.” Capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement.

WHEREAS, Section 11.7 of the Purchase Agreement provides that the Purchase Agreement may be amended by a written instrument signed by the Buyer, the Company and the Indemnity Participant; and

WHEREAS, the Parties desire to amend the Purchase Agreement in the manner as set forth in this Amendment.

NOW, THEREFORE, in consideration of the agreements contained in this Amendment and the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, on the terms and subject to the conditions of this Amendment, the Parties agree as follows:

1.	Section 1.5(g) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

The “Final Adjustment” shall be equal to (i) the Final Closing Adjustment, minus (ii) the Estimated Closing Adjustment. For the avoidance of doubt, the Final Adjustment may be a positive or negative number. If the Final Adjustment is greater than zero (0), then the Buyer and the Indemnity Participant shall promptly (and in no event later than two (2) Business Days) after the date of determination of the Final Adjustment, execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to (A) release to the Buyer from the Adjustment Escrow Fund an amount of cash equal to the Final Adjustment and, if the amount of the Final Adjustment exceeds the amount then held in the Adjustment Escrow Fund immediately prior to such release, an instruction to the Escrow Agent to release such excess from the Indemnity Escrow Fund to the Buyer; and (B) release the amount of cash then remaining in the Adjustment Escrow Fund (after the payment to the Buyer of the Final Adjustment pursuant to clause (A)) for the benefit of the Indemnity Participant pursuant to Section 1.4. If the Final Adjustment is less than or equal to zero (0), then promptly (and in no event later than two (2) Business Days) after the date of determination of the Final Adjustment: (1) the absolute value thereof shall be paid by the Buyer to the Indemnity Participant in accordance with the Escrow Agreement and (2) the Buyer and the Indemnity Participant shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release the amount of cash then remaining in the Adjustment Escrow Fund for the benefit of the Indemnity Participant pursuant to Section 1.3(b)(iv) or Section 1.3(b)(v), as applicable. Notwithstanding any payment of the Final Adjustment, in the event that the conditions contemplated by Schedule 10.3 have not been satisfied on or prior to the date twelve (12) months following the Closing, Buyer shall, no later than five (5) Business Days following such date, pay to the Indemnity Participant by wire transfer of immediately available funds to the account or accounts designated by the Indemnity Participant in writing, the Employee Amount contemplated by Schedule 10.3 that was included in the calculation of the Final Adjustment.

2.	Section 1.7(a)(iii) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“(iii) an aggregate payment of $5,000,000 (“Milestone Payment #3”), if and only if the Company distributes on average fifty (50) billable Illuccix doses per Buyer Business Day in any full fiscal quarter during the 12 month period beginning January 1, 2025 and ending December 31, 2025 (“Milestone #3”), but disregarding any Illuccix doses distributed by a facility or to a customer acquired in a Post-Closing Acquisition; and”

3.	Section 1.7(h)(i) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“(i) maintain the separate corporate existence and operations (other than general and administrative functions) of the Company and its Subsidiaries and refrain from divesting or discontinuing any material operations (other than general and administrative functions) of the Company or its Subsidiaries or combining such operations of the Company or its Subsidiaries with any other current or future business operations of the Buyer or its other Subsidiaries (it being understood and agreed, for the avoidance of doubt, that this Section 1.7(h)(i) shall not be deemed to prohibit any Post-Closing Acquisition); and”

4.	Section 2.2(c) of the Disclosure Schedule to the Purchase Agreement is hereby amended and restated in its entirety, as set forth in Schedule A to this Amendment.

5.	Sections 3.17(j) of the Disclosure Schedule to the Purchase Agreement is hereby amended and restated in its entirety, as set forth in Schedule B to this Amendment.

6.	Article VI of the Purchase Agreement is hereby amended by adding the following new Section 6.15 after Section 6.14:

“6.15 Post-Closing Consents & Authorizations. Prior to receipt of approval from the applicable Government Entity with respect to those certain radioactive materials licenses identified in Section 2.2(c) of the Disclosure Schedule as “Post-Closing Licenses” (such licenses, the “Post-Closing Licenses” and the facilities and operations associated with such Post-Closing Licenses, the “Restricted Facilities”), Buyer shall not exercise control over the decision making, operations and management of the Restricted Facilities for which such Post-Closing Licenses have not been obtained. During such period, the decision making, operations and management of the Restricted Facilities shall be under the exclusive control of the Restricted Facility License Committee. For the avoidance of doubt, while Buyer shall have no direct or indirect control over the decision making, operation and management of the Restricted Facilities until such time that approval from the applicable Governmental Entity with respect to the Post-Closing Licenses are obtained, any economic benefits derived from the Restricted Facilities shall be solely for the direct benefit of the Company and indirect benefit of Buyer.”

7.	Sections 6.11(g) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

(g) Cooperation. Each of the Buyer, the Company and its Subsidiaries, Seller, and the Company Participants and their respective Affiliates shall reasonably cooperate with each other and the Key Employees in the preparation and filing of all Tax Returns, in making any election related to Taxes, in filing refund claims, and the conduct of all Tax audits or other administrative or judicial proceedings relating to the determination of any Tax for any taxable periods for which one party could reasonably require the assistance of the other party in obtaining any necessary information, which cooperation may include making personnel available at reasonable times; provided that, in the case of the Key Employees, the obligations of the Buyer, the Company and their respective Affiliates shall be limited to reasonable cooperation in obtaining necessary information.

8.	Section 7.1(b) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“(b) all of the consents, approvals or other authorizations applicable to the transactions contemplated by this Agreement from Healthcare Regulatory Authorities set forth on Section 2.2(c) of the Disclosure Schedule, except for the Post-Closing Licenses, shall have been obtained, and no such consent, approval or other authorization shall have been revoked; and”

9.	The following defined terms in Article X of the Purchase Agreement are amended and restated in their entirety as follows:

“Adjusted EBITDA” means EBITDA, including (x) a bad debt expense which shall not be less than six-tenths of a percent (0.6%) of revenue net of returns and (y) a fleet rental expense which is equal to the greater of, without duplication, (i) any amounts paid in cash labelled as “monthly depreciation” and/or “interest” indicated on an invoice pursuant to that certain Fleet Services Master Agreement with Merchants Automotive Group, LLC or (ii) as recorded in the monthly financial statements delivered by the Company pursuant to Section 6.2(b) in accordance with the Accounting Principles, and subject to the following addbacks: (a) any fees, costs or expenses incurred by the Company in connection with the transactions contemplated by this Agreement, (b) any net losses from new revenue stream startup costs up to $50,000 per fiscal quarter per project, (c) any revenue, fees, costs or expenses in connection with any ongoing strategically held operations located at the facilities referenced by the following lab codes: CA6,” “WA1,” “PA2” and “PA3,” (d) any fees, costs or expenses incurred by the Company in connection with any reasonable and documented third party legal costs in excess of $50,000 per fiscal quarter, excluding legal costs incurred in conjunction with employee matters and (e) the total consideration and any fees, costs or expenses incurred by the Company in connection with any Post-Closing Acquisition. Adjusted EBITDA shall not include (and, for avoidance of doubt, such amounts will be removed from EBITDA as if they didn’t occur for purposes of calculating Adjusted EBITDA): (i) any profits or gains that are extraordinary or exceptional due to their size, nature or type and outside the ordinary course of business by reference to the twenty-four (24) months ended on December 31, 2023, and are not expected to recur, including, but not limited to (A) one-time gain and settlement fees in connection with the GE transaction; and (B) gain from debt forgiveness, including forgiveness of liability in connection with the Curium US Holdings LLC CPV Agreement; (ii) any profits or gains of a capital nature (including, for the avoidance of doubt, those arising from any sale, disposal or scrapping of fixed assets); (iii) revenue generated from the release of a provision that was not accrued in the period from January 1, 2025 to December 31, 2025 and (iv) any revenue generated by new facilities or from new customers acquired in a Post-Closing Acquisition.

“Employee Amount” means (a) all amounts payable pursuant to the April 2024 “discretionary bonus plan” and any change in control or transaction-based bonus plan, severance plan or retention, employment, consulting, compensation or other arrangement or agreement between the Seller, Perceptive, the Company or its Subsidiaries and a Company Employee, in each case, that are payable by the Company in connection with the transactions contemplated by this Agreement alone or in combination with any other event, or amounts payable pursuant to the arrangements set forth on Schedule 10.3, plus (b) all Liabilities for unfunded or underfunded Liabilities under any deferred compensation, defined benefit pension, supplemental retirement or post-employment welfare plan or arrangement as of immediately prior to the Closing, plus (c) all Liabilities for accrued vacation time/paid time off as of the Closing Date, plus (d) all Liabilities for unpaid severance arising from any terminations prior to the Closing (whether or not accrued), plus (e) the employer’s share of Taxes payable with respect to all such amounts described in the foregoing clauses (a) through (d), including the employer’s share of Taxes payable with respect to (A) the portion of the Closing Consideration payable to an Indemnity Participant who is, immediately prior to the Effective Time, a Company Employee, and (B) any such amounts described in the foregoing clauses (a) through (d) funded by the Seller or Perceptive, and which in each case shall include such Liabilities with respect to employees, consultants or independent contractors (in each case, in the event the Closing occurs in 2024, computed assuming the wage base limitation has been exceeded for the purposes of Taxes under Section 3111(a) of the Code and, in the event the Closing occurs in 2025, computing Taxes under Section 3111(a) using the actual wages paid prior to Closing for purposes of the wage base limitation, but only including fifty percent (50%) of such Taxes in the Employee Amount); provided, however, “Employee Amount” shall exclude (x) any amounts reflected in Closing Net Working Capital and (y) any amounts payable after Closing as a result of any Contracts or arrangements entered into by the Company or the Buyer after Closing or that otherwise arise or are incurred due to any action taken by or at the direction of the Buyer or any of its Affiliates.

“SPECT Net Revenue” means total gross revenue of the Company and its Subsidiaries minus (i) net revenues (gross charges less credits) of any radioactive pharmaceutical drug used as part of a diagnostic positron emission tomography (PET) scan, including Ga-68, F-18, Cu-64, and similar products, minus (ii) sales return, group purchasing organization administrative fees and rebates accrued for both group purchasing organizations and direct customers and credits for sample products, minus (iii) any revenue generated by new facilities or from new customers acquired in a Post-Closing Acquisition, in each case calculated in accordance with the principles, practices, policies, procedures, conventions, classifications, estimation techniques, judgments, and methodologies that were actually applied in preparing the Company Financial Statements (including in relation to the exercise of accounting discretion and judgment) as of December 31, 2023, as disclosed in note 3 “Revenue recognition” and “Rebates and allowance” and disregarding any changes in GAAP after December 31, 2023.

10.	The following defined terms are hereby added to Article X of the Purchase Agreement:

“Post-Closing Acquisition” means any acquisition of a radiopharmacy business consummated during any Milestone Period, including any acquisition of (i) a new radiopharmacy facility or (ii) a book of business including radiopharmacy customers.

“Restricted Facility License Committee” means the committee initially consisting of Trey Bankson and Stephen Belcher, validly appointed and authorized by the board of directors of the Company, to act with the sole authority and discretion to operate, manage and control all activities at the Restricted Facilities until such Restricted Facilities obtain the requisite approval from the applicable Governmental Entities with respect to the Post-Closing Licenses.

11.
Except for the foregoing amendments, the Parties acknowledge and confirm that the Purchase Agreement shall remain in full force and effect, unamended, and, upon the execution of this Amendment, the Purchase Agreement and this Amendment shall be deemed to form a part of the Purchase Agreement.  From and after the execution of this Amendment by the parties hereto, each reference in the Purchase Agreement to “this Agreement”, the “Agreement”, “hereunder”, “hereof” or words of like import, and each reference to the Purchase Agreement in any other agreements, documents or instruments executed and delivered pursuant to, or in connection with, the Purchase Agreement, will mean and be a reference to the Purchase Agreement as amended by this Amendment.

12.	Sections 11.1, 11.2, 11.4 through 11.7 and 11.9 through 11.15 of the Purchase Agreement are incorporated in this Amendment, mutatis mutandis.

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IN WITNESS WHEREOF, the Parties have duly executed this Amendment to the Purchase Agreement as of the date first written above.

BUYER:
TELIX PHARMACEUTICALS (US) INC.

By:	/s/ Kevin Richardson
Name: Kevin Richardson
Title: Director and Chief Executive Officer

COMPANY:

RLS (USA) INC.

By:	/s/ Stephen Belcher
Name: Stephen Belcher
Title: Chief Executive Officer

INDEMNITY PARTICIPANT:

PERCEPTIVE CREDIT OPPORTUNITIES GP, LLC, its general partner

By:	/s/ Sandeep Dixit
Name: Sandeep Dixit
Title: Chief Credit Officer

By:	/s/ Sam Chawla
Name: Sam Chawla
Title: Portfolio Manager